Exhibit 99.1

Alps Group Inc Announces Shareholder Approval for a Share Consolidation, Share Capital Increase, and Adoption of Second Amended and Restated Memorandum and Articles of Association

KUALA LUMPUR, Malaysia, Oct. 30, 2026 (GLOBE NEWSWIRE) — Alps Group Inc (“Alps” or “the Company”) (Nasdaq: ALPS), an integrated biotechnology platform headquartered in Malaysia, today announced that its shareholders approved, in accordance with Cayman Islands law, all of the proposals submitted at the Company’s Extraordinary General Meeting held on October 30, 2026 (the “EGM”).

At the EGM, the Alps shareholders approved (i) a share consolidation of the Company’s ordinary shares and its preferred shares at a ratio of one-for-five, whereby every five shares consolidated into one (the “Share Consolidation”); (ii) an increase in the Company’s authorized share capital (the “Share Capital Increase”); and (iii) the adoption of the Second Amended and Restated Memorandum and Articles of Association.

As a result of the Share Consolidation, the Company’s authorized share capital will be consolidated at a ratio of one-for-five, such that the existing share capital is consolidated from US$50,000 divided into 500,000,000 shares comprising (i) 495,000,000 ordinary shares with a par value of US$0.0001 each (the “Ordinary Shares”) and (ii) 5,000,000 preferred shares with a par value of US$0.0001 each (the “Preferred Shares”) to US$50,000 divided into 100,000,000 shares comprising (i) 99,000,000 Ordinary Shares with a par value of US$0.0005 each and (ii) 1,000,000 Preferred Shares with a par value of US$0.0005 each.

Immediately following the Share Consolidation being effected, as a result of the Share Capital Increase, the authorized share capital of the Company will be increased from US$50,000 divided into 100,000,000 shares comprising (i) 99,000,000 Ordinary Shares with a par value of US$0.0005 each and (ii) 1,000,000 Preferred Shares with a par value of US$0.0005 each to US$105,000 divided into 210,000,000 shares comprising (i) 200,000,000 Ordinary Shares with a par value of US$0.0005 each and (ii) 10,000,000 Preferred Shares with a par value of US$0.0005 each. The Share Consolidation and the Share Capital Increase are together referred to as the “Authorized Share Capital Changes”.

The Authorized Share Capital Changes will be effective at market open on November 9, 2026. The Company’s Ordinary Shares will continue to trade on a post-consolidation basis on the Nasdaq Global Market under the Company’s existing trading symbol “ALPS.” The new CUSIP number for the Company’s Ordinary Shares following the Share Consolidation will be G0231P124.

The Company currently has 158,400,314 Ordinary Shares outstanding. After the effectiveness of the Authorized Share Capital Changes, the Company will have approximately 31,680,063 Ordinary Shares outstanding. The Share Consolidation will apply to all authorized shares of the Company and will be completed on a proportional basis. As a result, the number of Ordinary Shares held by the Company’s shareholders, following the Share Consolidation, will be proportionally reduced without affecting the voting powers and interests of the Company’s current shareholders. No fractional shares will be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the total number of shares to be received by such shareholder will be rounded up to the next whole share.

In connection with the Share Consolidation, the terms of the Company’s warrants will be adjusted in line with the Share Consolidation so that the number of Ordinary Shares underlying the warrants will be proportionately reduced, and the exercise price of the warrants will be proportionately increased.

The Authorized Share Capital Changes will not change the proportionate ownership interest of any shareholder, and the Company does not expect them to materially affect the overall market capitalization of the Company.

The Company’s transfer agent, Continental Stock Transfer & Trust Company, is acting as the exchange agent for the Share Consolidation and will send shareholders of record holding their shares electronically in book-entry form a transaction notice indicating the number of Ordinary Shares held after the Share Consolidation. Shareholders who hold their shares through a broker, bank, or other nominee will have their positions adjusted to reflect the Share Consolidation, subject to their broker, bank, or other nominee’s particular processes, and are not expected to be required to take any action in connection with the Share Consolidation. Shareholders holding paper certificates may (but are not required to) send their certificates to the Company’s transfer agent, which will issue a new stock certificate reflecting the Share Consolidation to each requesting shareholder.

Immediately following the Share Consolidation and the Share Capital Increase being effected, the Company will adopt the Second Amended and Restated Memorandum and Articles of Association to reflect the Share Consolidation and the Share Capital Increase.

About Alps Group Inc

Alps Group Inc is a revenue-generating integrated biotechnology platform headquartered in Malaysia, operating across cell manufacturing, molecular diagnostics, and clinical delivery. Alps leverages revenue from its commercial businesses to support its clinical pipeline development, with a mission to make advanced precision medicine accessible and affordable across Southeast Asia.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026, filed with the SEC on August 6, 2026, and in other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact

Alps Group Inc

Investor Relations

Phone: +60 3-2163 1113

Email: investorrelations@alpsmedical.com